

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via e-mail:
Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 Systems Corporation
2850 Golf Road, Suite 405
Rolling Meadows, Illinois 60008

>   **Re: Quadrant 4 Systems Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed May 19, 2011**
>   **Response dated December 9, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
>   **Filed August 17, 2011**
>   **Response dated December 9, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
>   **Filed November 18, 2011**
>   **File No. 033-42498**

Dear Mr. Desai:

We have reviewed your response letter dated December 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 3

Principal Business, page 3

1. Describe fully the material acquisitions referenced here, disclosed under Note 3 and which you have subsequently completed, including the important terms of the acquisition agreements. See Regulation SK Item 101(h)(3). We note that you have materially

altered your business via acquisition and intend to further supplement your business through additional business combinations.

2. Materials disseminated at the September 13, 2011 Rodman & Renshaw Annual Global Investment Conference suggest that you may depend on one or a few select customers for a significant portion of your revenues. If so, please disclose that dependence and supplement your risk factor disclosure as necessary. See Regulation S-K Item 101(h)(4)(vi).

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 18

Cautionary Statement Regarding Forward-Looking Information, page 18

3. Please refrain from referencing the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Liquidity And Capital Resources, 21

4. Directly address whether management believes current resources are adequate to fund operations during the next 12 months, as well as the long-term. If current funds are insufficient, as your references to reliance on outside entities to finance operations suggests, describe with specificity anticipated sources of funds as well as whether any of those sources are committed. Account for your current level of indebtedness and anticipated acquisition activity within this conversation.

5. Fully discuss the obligations of the company and the material terms thereto. Obligations which should be disclosed include notes payable, borrowings under the "Factor" financing arrangement and obligations incurred through acquisitions (payables as well as contingent consideration). Make sure that the "Contractual Obligations" table accounts for all relevant items on the balance sheet.

Certain Relationships And Related Transactions, page 28

Related Party Transactions, page 28

6. Account for all related party transactions as required by Regulation S-K Item 404(d). Disclosure on page F-11 of the financials indicates that as of December 31, 2010 you had a note payable to a shareholder in the amount of $1,455,829.

Exhibits, page 29

7. File or incorporate by reference all materials required by Regulation S-K Item 601. Necessary items include, but are not limited to, your articles of incorporation and by-laws, all material contracts including material acquisition agreements and financing arrangements and a list of your subsidiaries.

Consolidated Financial Statements

8. We note your responses to comments one, two and three from our letter dated November 23, 2011. In view of the significant revenue earned during the three months ended June 30, 2010 which include the results of operations for the transaction that took place on May 20, 2010, we are not persuaded by your argument that your acquisitions are not businesses. Tell us in detail how you were able to achieve the revenues recognized in the three months ended June 30, 2010. Further, please tell us in detail whether VSG, RMI, and ISS had any operations prior to the acquisitions described in Note 3 on page F-8.

9. We note your responses to comments one and two from our letter dated November 23, 2011. You have stated that StoneGate Holdings, Inc. acted as your agent for the purchase of VSG, RMI, and ISS because your effective transaction was to purchase accounts receivable from Bank of America. Tell us in detail about your relationship with StoneGate Holdings, Inc., the owners of StoneGate Holdings, Inc., the nature of the business conducted by StoneGate Holdings, Inc., and whether StoneGate Holdings was formed just to execute this transaction. Tell us in detail, step by step, how StoneGate Holdings obtained the necessary cash to complete the transaction by agreeing to distribute your common shares. Tell us about the disclosure in your filings regarding the distribution of your shares by StoneGate Holdings, Inc. to obtain cash and the qualifications possessed by StoneGate Holdings, Inc. to handle such transaction. Furthermore, we note that your acquisition occurred on May 20, 2010. Please explain in detail what you meant by your statement in the second paragraph of your proposed revised disclosure that at the time of the acquisition, the Company was unable to complete the acquisition. Please tell us when you completed each acquisition

10. We note your responses to comments five, seven and eight from our letter dated November 23, 2011. We note that you did not include any value for the contingent consideration in your determination of the purchase price. Tell us and disclose in detail how you determined that the contingent consideration did not have any value. Please tell us what the agreed 3.0M annual EDIT run rate represents. Please note that this comment applies equally to your Form 10-Q for the period ended September 30, 2011.

11. We note your responses to comments four, five, six, and nine from our letter dated November 23, 2011. We note your statement that you used $1 per share as the agreed upon value of your stock for purposes of determining the purchase price for several acquisitions including the Quadrant 4 Solutions acquisition. It is unclear to us why you

did not use the trading value of your stock at the acquisition date for each of the acquisitions in 2010 and 2011. Since your stock has been trading in OTC market from March 2010, we believe that the trading value of your stock was the best value to utilize since it is a readily determinable value. Addressing the relevant accounting literature, please revise or advise us as to why your valuation is appropriate. Further please provide us with an analysis of how you determined the value of the intangible assets acquired. Please note that this comment applies equally to your Form 10-Q for the period ended September 30, 2011.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

12. Financial Note 5 to your Form 10-Q for the period ended June 30, 2011 indicates that you amended the "Factor" financing agreement during the second quarter of fiscal 2011. Please explain why you did not file an Item 1.01 Form 8-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

General

13. Please explain the following inconsistencies with information provided in the financial notes as compared to relevant acquisition agreements filed with your Form S-1 on September 28, 2011.

Exhibit 10.1 Share Exchange Agreement with Stonegate Holdings, Inc.

- Note 3 includes as consideration a note payable of $3,800,000 while the agreement does not reflect that note payable.

Exhibit 10.2 Asset Purchase Agreement Between ISS Acquisition Corporation and Integrated Software Solutions, Inc.

- Note 3 includes as consideration $500,000 due on June 30, 2012, plus interest and 2 million shares of the Company's common stock while the agreement does not reflect this consideration.
- Note 3 places effectiveness of the agreement as of July 1, 2010 while the agreement is dated November 1, 2010.

Stock Purchase Agreement to Acquire 100% of the Common Stock of MGL Solutions, Inc. – Supplied with your response dated December 9, 2011

- Note 3 does not disclose compensation to Laurus Funds while the agreement does.
- Note 3 lists a contingent earn-out opportunity of $10,000,000 whereas the agreement indicates an opportunity of $5,000,000.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

Results of Operations, page 14

14. You state that [i]n 2010, the Company changed its business model significantly and, as a result, comparisons to previous periods are not relevant." We note, however, that the 2010 acquisitions were completed as of July 1, 2010. Therefore, it appears that period to period comparisons for the three months ended September 30, 2011 and 2010 are relevant. Disclose and discuss organic shifts/trends in financial line items as well as the effect acquisitions have had. Using this Form 10-Q and the three month periods ending September 30, 2011 and 2010 as an example, you should compare and contrast the performance of the business operations acquired in 2010 as well as discuss the effect that the March 1, 2011 acquisition had on your financials.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Eric Stein, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP